Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

The following information was set forth on slides presented to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

VMware Exchange Questions and Answers

•	Will I be able to convert my current EMC equity to VMware equity?

Yes. U.S. VMware people (who joined VMware on or before July 9, 2007) have a choice to convert their current EMC equity to VMware equity. The conversion is voluntary. Elections are to be made through a 3rd party (Mellon), on-line election process on a grant by grant basis.

•	Which grants are eligible for conversion?

Eligible:	Unvested options
Vested but unexercised options
Unvested restricted stock awards (RSAs)

Not Eligible:	Vested and exercised options
Vested restricted stock awards (RSAs)
ESPP shares

•	How do I exchange my options and/or RSAs?

Eligible VMware people (U.S.-based employees holding EMC options or restricted stock awards as of July 9, 2007) have been sent an email describing the process and the associated URL. You may use the web for your elections, but are not required to do so. If you prefer to not use the web, acknowledge this choice at the web site and paper documents will be forwarded to you promptly. If you prefer a paper process, please acknowledge this on the exchange web site as soon as possible in order to provide time for the documents to reach you and for you to respond before the exchange window closes.

•	When does the exchange period end?

The exchange period is expected to end on August 6, 2007. Your opportunity to exchange shares or update your elections will cease at that time, unless EMC and VMware choose to extend the offer.

•	What happens if I do nothing?

Nothing. Your EMC options and/or RSAs will remain unchanged.

•	What will the conversion ratio/strike price be?

The conversion ratio of EMC equity to VMware equity will maintain the intrinsic value of the option or restricted stock award on the date of the IPO. For this reason, the final conversion ratio will not be available until the IPO date. The conversion ratio will be based upon the average price of EMC common stock for the two days prior to the IPO divided by the IPO price of VMware Class A common stock. This conversion ratio will then be multiplied by the number of shares of restricted stock or the number of shares underlying the options that you are converting to arrive at the number of VMware shares of restricted stock or the number of shares underlying options that you will receive in exchange for your EMC shares of restricted stock or options. For each EMC option that you exchange the per share exercise price of each VMware option you will receive will be the exercise price of the EMC option divided by the conversion ratio.

•	Will the option or RSA vesting schedule change if I choose to convert?

Generally “no” for the conversion of unvested options and “yes” for the conversion vested and unexercised options. Although newly granted VMware options have a new four year vesting schedule, converted unvested options will retain their original EMC vesting schedule. Vested but unexercised options that you choose to convert will have a new one year vesting period with 1/12 of the remaining shares subject to the option vesting each month.

	Choose to Exchange	Choose to Not Exchange

Unvested Options	Same vesting schedule	No change to current vesting

Vested and Unexercised Options	Additional one year vesting of 1/12 of the remaining shares subject to the option per month	No change to current vesting

Unvested RSA	There are some milestone vesting exceptions for restricted stock awards (RSAs). These will be noted in a communication that will be forwarded to holders of EMC RSAs shortly.

Example:

You choose to exchange a partially vested option grant of 500 shares (200 vested shares and 300 unvested shares) with an exercise price of $11.00 per share

Average per share price of EMC common stock for the last two days prior to the IPO = $16

IPO price per share of VMware Class A common stock = $25

$16 / $25 = .64 (Exchange ratio)

Upon exchanging, you will receive two option grants: one for the vested shares and one for the unvested shares

200 vested shares * .64 = VMware option for 128 shares with a new one year vesting schedule, with 1/12 of the shares subject to the option vesting each month

300 unvested shares * .64 = VMware option for 192 shares that continues the current vesting schedule

The per share exercise price for each of these VMware options = $11.00/0.64 = $17.19.

•	Can I choose to exchange only my unvested options?

The election to exchange must be made on a grant by grant basis. You will need to either convert the entire option (vested and unvested shares) or not to convert the entire option (vested and unvested shares).

•	When will I be able to trade my VMware shares?

For both exchanged and new VMware options and restricted stock awards there will be a 180 day lock-up period beginning on the date of the IPO. No sale of VMware restricted stock (even if vested) or shares of stock underlying VMware options can take place during this 6 month period. In addition, any sales of VMware restricted stock or shares of stock underlying VMware options will be subject to the VMware Insider Trading Policy and VMware Securities Policy which VMware plans to adopt by the IPO date.

•	What will be the vesting terms of any new (not exchanged) VMware options granted?

A four year vest with 25% cliff vesting at the end of the first year and monthly vesting of the remaining 75% over the next three years. This does not apply to the converted grants referenced above. There are some exceptions for options granted to VMware people outside the United States.

•	Why is the conversion opportunity only being extended to U.S. VMware people?

After a great deal of research we discovered that tax consequences and regulatory requirements will not support offering the exchange program outside of the United States. VMware people outside of the U.S. will not be able to convert their EMC shares but will be able to continue vesting in their previously granted EMC equity awards as well as be eligible for new VMware equity grants going forward.

•	Will the day I choose to exchange affect what will happen?

No. No matter when you elect to convert, the same exchange ratio will be used on the IPO date.

•	Will exchanged EMC options be VMware Incentive Stock Options (ISOs) or Non-qualified options (non-quals)?

All VMware options issued in exchange for EMC options will be non-qualified options (Non-quals).